Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE COMMENCEMENT OF NEGOTIATIONS FOR
THE SALE OF THE OPERATION OF MANGO RETAIL STORES

Tel Aviv, Israel, October 12, 2014, Elbit Imaging Ltd. (“EI” or “Company”) (NASDAQ GSM: EMITF) announced today that following its previous announcement dated September 29, 2014 (reference 2014-02-165768), that its subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) received from PUNTO FA, S.L (“Punto”) written notice of its intention not to extend the term of the franchise rights of Elbit Fashion for operation of the "Mango" retail stores in Israel, that Elbit Fashion and the Company are negotiating with Fox-Wisel Ltd. (“Fox-Wisel”) and Punto the purchase of the operation of the Mango retail stores by Fox-Wisel (the “Transaction”). The consideration expected under the Transaction is estimated at approximately NIS 28 million in addition to the price of Elbit Fashion's inventory that will be transferred to Fox-Wisel.

The negotiations are expected to be consummated at the end of November 2014.

The closing of the transaction will be conditioned upon the approval of the Israeli Antitrust Authority as well as the satisfaction of certain conditions precedent as shall be set forth in the definitive agreements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054